UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Calix, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34674	68-0438710
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)
1035 N. McDowell Blvd., Petaluma, CA 94954
(Address of Principal Executive Offices) (Zip Code)
William J. Atkins, EVP and Chief Financial Officer
(707) 766-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule to which this form is being filed and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Calix, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at https://investor-relations.calix.com under Corporate Governance.
Item 1.02 Exhibit
As required by Item 1.01 of this Form SD, a Conflict Minerals Report has been filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibits are filed as part of this Form SD:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016	CALIX, INC.

	By:	/s/ William J. Atkins
William J. Atkins
EVP & Chief Financial Officer

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